Boise Cascade Company
1111 West Jefferson Street Ste 300
Boise, ID 83702
T 208 384-3638
KellyHibbs@BC.com

Kelly Hibbs
SVP, CFO & Treasurer

November 8, 2022

Aamira Chaudhry
Amy Geddes
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re:     Boise Cascade Company
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-35805

Dear Ms. Aamira Chaudhry and Ms. Amy Geddes:

    On behalf of Boise Cascade Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission delivered on October 25, 2022, as well as items discussed via our conference call on November 3, 2022.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business
Segment Detail, page 10

1.We note your response to our prior comment 1. You state Segment EBITDA is one of several measures you use to evaluate the performance of your segments. If you consider Segment EBITDA to be a segment measure of profit or loss, please revise your filing to disclose this measure in your segment footnote within the Notes to the Consolidated Financial Statements. Please refer to ASC 280-10-50-22 and 28 for further guidance.

Based on the Company’s discussions with the Staff and review of the Company’s Form 10-K for Fiscal Year Ended December 31, 2021, we will make the following modifications to our upcoming Form 10-K for Fiscal Year Ended December 31, 2022:
Page 11 - Segment Detail Wood Products
The following table sets forth segment sales, segment income (loss), depreciation and amortization, and EBITDA (a non-GAAP measure) for the periods indicated:

	Year Ended December 31
	2021	2020	2019	2018	2017
	(millions)
Segment sales (a)	$1,970.8	$1,323.9	$1,275.2	$1,533.3	$1,373.8

Segment income (loss) (b) (c)	$531.2	$127.7	$54.2	$(10.0)	$53.6
Segment depreciation and amortization (c)	55.2	71.1	57.7	127.0	63.1
Segment EBITDA (b) (d)	$586.5	$198.9	$111.9	$117.0	$116.7
_______________________________________

(a)    Segment sales are calculated before elimination of sales to our BMD segment.

(b)    During the year ended December 31, 2018, we recorded a pre-tax loss of $11.5 million related to the sale of two lumber mills and a particleboard plant in Northeast Oregon, as well as a pre-tax impairment loss of $24.0 million on the Moncure plywood facility upon being classified as held for sale.

(c)    The year ended December 31, 2018 includes $55.0 million of accelerated depreciation, $2.6 million of construction in progress and spare parts write-offs, and $0.2 million of severance expenses related to the Roxboro LVL curtailment in November 2018. The year ended December 31, 2020 includes $15.0 million of accelerated depreciation and $1.7 million of other closure costs related to the Roxboro I-joist curtailment in March 2020. For additional information regarding the Roxboro I-joist production curtailment, see Note 6, Curtailment of Manufacturing Facility, of the Notes to the Consolidated Financial Statements in "Item 8, Financial Statements and Supplementary Data" of this Form 10-K.

(d)    Segment EBITDA is calculated as segment income before depreciation and amortization. See "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K for a description of our reasons for using EBITDA and for a discussion of the limitations of such a non-GAAP measure.

Page 13 - Segment Detail BMD

The following table sets forth segment sales, income, depreciation and amortization, and EBITDA (a non-GAAP measure) for the periods indicated:

	Year Ended December 31
	2021	2020	2019	2018	2017
	(millions)
Segment sales	$7,174.3	$4,952.0	$4,137.7	$4,287.7	$3,773.8

Segment income	$481.1	$247.5	$116.2	$112.5	$116.8
Segment depreciation and amortization	24.0	22.5	20.8	18.3	15.5
Segment EBITDA (a)	$505.1	$270.0	$137.0	$130.8	$132.3
_______________________________________

(a)    Segment EBITDA is calculated as segment income before depreciation and amortization. See "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K for a description of our reasons for using EBITDA and for a discussion of the limitations of such a non-GAAP measure.

Proposed addition under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations after our Critical Accounting Estimates on page 51.
Non-GAAP Financial Measures

In evaluating our business, we utilize non-GAAP financial measures that fall within the meaning of SEC Regulation G and Regulation S-K Item 10(e), which we believe provide users of the financial information with additional meaningful comparison to prior reported results. Non-GAAP financial measures do not have standardized definitions and are not defined by U.S. GAAP. In this annual report on Form 10-K, we disclose income before interest (interest expense and interest income), income taxes, and depreciation and amortization as EBITDA, which is a non-GAAP financial measure. We also disclose Adjusted EBITDA, which further adjusts EBITDA to exclude the change in fair value of interest rate swaps and loss on extinguishment of debt. We also disclose Segment EBITDA, which is segment income before depreciation and amortization.

We believe EBITDA and Adjusted EBITDA are meaningful measures because they present a transparent view of our recurring operating performance and allow management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. We also believe EBITDA and Adjusted EBITDA are useful to investors because they provide a means to evaluate the operating performance of our segments and our Company on an ongoing basis using criteria that are used by our management and because they are frequently used by investors and other interested parties when comparing companies in our industry that have different financing and capital structures and/or tax rates. EBITDA and Adjusted EBITDA, however, are not measures of our liquidity or financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measure derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. The use of EBITDA and Adjusted EBITDA instead of net income or segment income (loss) have limitations as analytical tools, including the inability to determine profitability; the exclusion of interest expense, interest income, and associated significant cash requirements; and the exclusion of depreciation and amortization, which represent unavoidable operating costs. Management compensates for these limitations by relying on our GAAP results. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following table reconciles net income to EBITDA and Adjusted EBITDA for the year ended December 31, 2021, 2020 and 2019:

	Year Ended
	December 31
	2021	2020	2019

Net income	$712,486	$174,979	$80,925
Interest expense	24,806	26,223	26,051
Interest income	(195)	(999)	(2,811)
Income tax provision	236,365	111,332	27,306
Depreciation and amortization	80,753	95,169	80,141
EBITDA	1,054,215	406,704	211,612
Change in fair value of interest rate swaps	(1,745)	2,426	2,963
Loss on extinguishment of debt	—	13,968	—
Adjusted EBITDA	$1,052,470	$423,098	$214,575

The following table reconciles segment income and unallocated corporate costs to Segment EBITDA, EBITDA and Adjusted EBITDA for the year ended December 31, 2021, 2020, and 2019:

	Year Ended
	December 31
	2021	2020	2019

Wood Products
Segment income	$531,235	$127,720	$54,197
Depreciation and amortization	55,249	71,141	57,671
Segment EBITDA	$586,484	$198,861	$111,868

Building Materials Distribution
Segment income	$481,085	$247,494	$116,236
Depreciation and amortization	24,007	22,460	20,769
Segment EBITDA	$505,092	$269,954	$137,005

Corporate
Unallocated corporate costs	$(40,517)	$(40,185)	$(33,974)
Foreign currency exchange gain (loss)	(10)	357	449
Pension expense (excluding service costs)	(76)	(7,457)	(2,474)
Change in fair value of interest rate swaps	1,745	(2,426)	(2,963)
Loss on extinguishment of debt	—	(13,968)	—
Depreciation and amortization	1,497	1,568	1,701
EBITDA	(37,361)	(62,111)	(37,261)
Change in fair value of interest rate swaps	(1,745)	2,426	2,963
Loss on extinguishment of debt	—	13,968	—
Corporate Adjusted EBITDA	$(39,106)	$(45,717)	$(34,298)

Total Company Adjusted EBITDA	$1,052,470	$423,098	$214,575